UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Dynavax Technologies Corporation

(Name of Subject Company)

Dynavax Technologies Corporation

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value

(Title of Class of Securities)

268158201

(CUSIP Number of Class of Securities)

Ryan Spencer

Chief Executive Officer

Dynavax Technologies Corporation

2100 Powell Street, Suite 720

Emeryville, California 94608

(510) 848-5100

With copies to:

Barbara L. Borden

Bill Roegge

Steven M. Przesmicki

Cooley LLP

10265 Science Center Drive

San Diego, California 92121

(858) 550-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Dynavax Technologies Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 12, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect tender offer by Samba Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Sanofi, a French société anonyme (“Parent”), to purchase any and all of the issued and outstanding Shares of the Company for $15.50 per Share in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in that certain Offer to Purchase dated January 12, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on January 12, 2026. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

This Amendment is being filed to reflect certain amendments and updates to Item 8 of the Schedule 14D-9 as reflected below, which should be read in conjunction with the Schedule 14D-9.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. Except to the extent specifically amended or supplemented as provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

By deleting the second paragraph under the section entitled “Item 8. Additional Information — (d) Regulatory Approvals — Other Regulatory Clearances — Germany” on page 59 and replacing it with the following:

“With respect to the FDI Laws of Germany, it was a condition to the acquisition of 100% of the voting rights in Dynavax GmbH directly by Purchaser (the “Dynavax GmbH Transaction”) that the Federal Ministry for Economic Affairs and Energy (the “BMWK”) shall have either (i) issued a certificate of non-objection (Unbedenklichkeitsbescheinigung) pursuant to Section 58 AWV, or (ii) issued a clearance decision, or (iii) confirmed that it does not assume jurisdiction over the Dynavax GmbH Transaction, or (iv) the applicable statutory review periods under the Foreign Trade and Payments Act and the Foreign Trade and Payments Ordinance (the “AWG/AWV”) have expired without the BMWK opening an in-depth review or prohibiting the Transaction. The BMWK cleared the Dynavax GmbH Transaction, effective January 29, 2026.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2026	Dynavax Technologies Corporation

By:	/s/ Ryan Spencer
Name:	Ryan Spencer
Title:	Chief Executive Officer